CUSIP No. 067774109

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 8)*

Barnes & Noble, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

067774109

(CUSIP Number)

Leonard Riggio

c/o Barnes & Noble, Inc.

122 Fifth Avenue

New York, NY 10011

(212) 633-3300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 5, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Amendment No. 6 to Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 067774109

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Leonard Riggio
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,443,328
	8	SHARED VOTING POWER 6,653,636
	9	SOLE DISPOSITIVE POWER 10,418,845
	10	SHARED DISPOSITIVE POWER 6,653,636
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,809,437
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 067774109

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Barnes & Noble College Booksellers, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,447,934
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,447,934
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,447,934
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14		TYPE OF REPORTING PERSON* CO

CUSIP No. 067774109

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) is being filed by Leonard Riggio and Barnes & Noble College Booksellers, Inc., a New York corporation owned by Mr. Riggio and his wife, Louise Riggio, (“B&N College”, and together with Mr. Riggio, the “Reporting Persons”), to amend and supplement the Items specified below in the Reporting Persons’ Schedule 13D with respect to the common stock, $.001 par value (the “Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Company”), as such Schedule 13D has previously been amended and supplemented.

Item 5. Interest in Securities of the Issuer.

(a) and (b)       As of March 7, 2008, Mr. Riggio is the beneficial owner of 17,809,437 shares, or 28.6%, of the Common Stock, 24,483 of which are restricted shares and 990,740 of which are issuable upon the exercise of stock options which are exercisable within 60 days after the date of this Amendment No. 8. Mr. Riggio is the direct beneficial owner of 11,407,530 shares of Common Stock, including the aforementioned restricted shares and the shares issuable upon the exercise of the aforementioned stock options. Mr. Riggio has the sole power to vote and dispose of all of such directly owned shares, except for (i) 964,202 of the shares issuable upon the exercise of stock options which he holds for the benefit of his brother Stephen Riggio pursuant to an agreement between them dated July 24, 2002, with Mr. Riggio and his brother Stephen sharing voting and dispositive power with respect to such shares, and (ii) Mr. Riggio has no power to dispose of the 24,483 restricted shares until such time as they vest. Mr. Riggio is the indirect beneficial owner of the 4,447,934 shares of Common Stock owned by B&N College and, together with his wife, has the power to direct the vote and disposition of the shares owned by B&N College. Mr. Riggio is the indirect beneficial owner of 1,241,500 shares of Common Stock as a co-trustee of The Riggio Foundation, a charitable trust. Mr. Riggio shares the power to vote and dispose of such shares with his wife, who is the other co-trustee of The Riggio Foundation. An additional 712,473 shares of Common Stock are held in a rabbi trust established by the Company for the benefit of Mr. Riggio pursuant to a deferred compensation arrangement. Under the arrangement, Mr. Riggio is entitled to those shares within 30 days following the earliest of: (i) his death; (ii) a sale of all or substantially all of the assets of the Company; or (iii) a sale of a “controlling interest” in the Company (defined as 40% or more of the outstanding Common Stock). Mr. Riggio has no voting or dispositive control over the shares in the rabbi trust.

(c)       On January 29, 2008, B&N College purchased 125,000 shares in seven separate transactions at per share prices ranging from $31.024 to $31.9296, resulting in a weighted average purchase price per share of $31.4432. On January 30, 2008, B&N College purchased 100,000 shares in seven separate transactions at per share prices ranging from $32.0021 to $32.5912, resulting in a weighted average purchase price per share of $32.2982. On January 31, 2008, B&N College purchased 100,000 shares in five separate transactions at per share prices ranging from $32.2009 to $33.8312, resulting in a weighted average purchase price per share of $33.1925. On February 1, 2008, B&N College purchased 100,000 shares in six separate transactions at per share prices ranging from $33.6407 to $33.97, resulting in a weighted average purchase price per share of $33.8679. On March 5, 2008, Mr. Riggio purchased 120,000 shares in five separate transactions at per share prices ranging from $27.1225 to $27.3665, resulting in a weighted average purchase price per share of $27.2564. On March 6, 2008, Mr. Riggio purchased 650,000 shares in a single transaction at a per share price of $27.02. On March 7,

CUSIP No. 067774109

2008, Mr. Riggio purchased 120,000 shares in seven separate transactions at per share prices ranging from $26.42 to $26.83, resulting in a weighted average purchase price per share of $26.6962. All of the foregoing purchases were open market transactions in accordance with Rule 10b-18 of the Act.

CUSIP No. 067774109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 7, 2008

/s/ Joseph J. Lombardi
Joseph J. Lombardi, Attorney-in-Fact for Leonard Riggio

BARNES & NOBLE COLLEGE BOOKSELLERS, INC.

By:	/s/ Barry Brover
	Name:	Barry Brover
	Title:	Vice President, Finance